20549-0408


                                    September 10, 2004

Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada  89501

Re: Boomers` Cultural Development, Inc.
       Form SB-2, filed August 11, 2004
       File Number 333-118138

Dear Mr. Ellsworth:

      We have given a full review to your Form SB-2 and have the following comments. Where indicated, we think these documents should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Prospectus

1. Disclose that the company is a startup company and does not have any operations.

2. Reconcile the December 31 termination date with the November 30 date used on page 8.

3. As required by the plain English rules, please avoid defining
terms.   Use names that are meaningful to your reader that do not
need to be defined. Also avoid and delete legalese such as hereinafter, hereunder and pursuant to.



4. Reference is made to the last sentence in the paragraph just before the table. If for the foreseeable future the company will not be listed on any national securities exchange, nor on the Nasdaq, please say so.

The Company - page 3

5. Briefly describe your business idea, the expected size of your company in the foreseeable future and, if correct, the fact that none of your officers and directors have any direct experience with this type company.

6. Delete the last sentence in the paragraph before the table that starts, "Boomers` Cultural Development, Inc. has never ..."

Inability of Our Officers and Directors to Devote Sufficient
Time...
- page 4

7. Please reconcile this disclosure with the related disclosure in the body of the text that indicates management will be able to devote itself full time to the company.

Determination of Offering Price - page 7

8. The $0.10 figure in the third line appears to be incorrect.
Please revise.

Directors, Executive Officers, Promoters and Control Persons - page 9

9. Please revise the fifth paragraph or delete it. While you are allowed to include event that happened more than 25 years ago, if you include them, they must be in context. For example, when Mr. Ellsworth coordinated the movement of 600 travelers, when did it happen and who was he working for and what was his job title.
With
respect to working to retain excess baggage fees for an additional
5
years, in addition to providing the information with respect to employer, job title and dates, provide support that he engineered the retention of the fees charged to passengers.

Common Stock - page 11

10. State whether or not the common stock to be issued is fully paid and non-assessable.

Business of Issuer - page 12

11. In the third paragraph disclose in what region or regions you will create your tours.




12. In the eighth paragraph and in the third paragraph under the heading "Principal Products and Services," state, if true, that you have no arrangement with any of the businesses mentioned.

The Market - page 13

13. Revise this section to delete the generalizations and puffery. As one of many examples, you make the statement that the 21st Century, led by the high technology and telecommunications industries, is generating unprecedented new wealth. If this statement is retained, provide us with supporting documentation that since December 1999 the high technology and telecommunications industries have generated unprecedented new wealth. Similarly provide us with support for the statement that "More than ever before, people are making their purchasing decisions based on value received rather than the amount charged."

Plan of Operation - page 15

14. Please revise to disclose how you plan to generate revenues under your current plan of operation. Discuss the different services that you plan to provide and the revenue streams to be generated from those services.

15. You state, "In the event we are unable, through this offering to
raise additional funding, it is doubtful we will be unable to survive
more than several months."   Please revise to clarify what you
mean.

Financial Statements for the Year Ended February 29, 2004

Independent Auditors` Report

16. Please have your auditor revise their report to comply with the
Public Company Accounting Oversight Board`s (PCAOB) Auditing
Standard
No. 1. Compliance with PCAOB Auditing Standard No. 1 is required effective May 24, 2004. See Release 33-8422 dated May 14, 2004.

General Accounting Comments

17. Please revise to update your financial statements. Refer to Item
310(b)(g) of Regulation S-B.





18. Please revise to provide updated consents in your next pre-effective amendment.




						* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Nancy Maloney, at
202-942-7331 or to Donald Walker, Senior Assistant Chief
Accountant,
at 202-942-1799. Please direct any other questions to David Lyon at
202-942-1796, or to me at 202-942-2889.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst

By fax : W. Scott Lawler
	  Fax number 403-272-3620










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Boomers' Cultural Development, Inc.
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